3628


EXCELLENCE


10016435



ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.
Executive Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.144/2010

October 12, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

[signature]
Oct 12, 10


SEC MAIL PROCESSING
RECEIVED
OCT 12 2010
WASH., D.C. SECTION
196

www.kasikornbankgroup.com




ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.
Executive Vice President

Ref. HM.480/2553

October 12, 2010

To. : The President
The Stock Exchange of Thailand

Subject : Investment in PROGRESS MULTI INSURANCE BROKER COMPANY LIMITTED

KASIKORNBANK PUBLIC COMPANY LIMITED would like to report the SET that the Board of Directors' Meeting No. 03/2010 held on April 7, 2010 resolved to establish PROGRESS MULTI INSURANCE BROKER COMPANY LIMITTED, incorporated under the laws of Thailand, for business activities.

The objective of PROGRESS MULTI INSURANCE BROKER COMPANY LIMITTED to be Car and Multi Insurance Broker and Support projects of KBANK as allowed under Thai laws.

Name: PROGRESS MULTI INSURANCE BROKER COMPANY LIMITTED
Registration Date: SEPTEMBER 16, 2010
Registered Capital: 5,000,000.-Baht
Directors:
1. Mr.Surasak Dudsdeemaytha
2. Mrs.Kwannet Rattanaprug
3. Mrs.Duenpen Pawakranond
4. Mr.Akaranant Thitasirivit
5. Mr.Lertsin Lertnapasait
6. Mr.Kritsada Suparharn

Please be informed accordingly.

Yours sincerely,

Adit Laixuthai
Oct 12, 10


SEC MAIL PROCESSING
RECEIVED
OCT 1 2 2010
WASH, D.C.
196
SECTION